Filed by Tyco International plc
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Johnson Controls, Inc.
SEC File No.: 001-05097
Date: May 16, 2016

Explanatory Note: The following slides formed part of a presentation given by Tyco International plc and Johnson Controls, Inc. at an industry conference.

Johnson Controls and Tyco Creating a Global Industrial Leader EPG Conference May 16, 2016 Alex Molinaroli George Oliver Chairman and CEO CEO

Legal Disclosures NO OFFER OR SOLICITATION This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Johnson Controls and Tyco that also constitutes a preliminary prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). These materials are not yet final and will be amended. Johnson Controls and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction after the registration statement has become effective. INVESTORS AND SECURITY HOLDERS OF JOHNSON CONTROLS AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JOHNSON CONTROLS, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@Tyco.com or by calling (609) 720-4333. 2 Legal Disclosures/Forward Looking Statements PARTICIPANTS IN THE SOLICITATION Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016. Johnson Controls Cautionary Statement Regarding Forward-Looking Statements There may be statements in this communication that are, or could be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regarding Johnson Controls’ or the combined company’s future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls’ control, that could cause Johnson Controls or the combined company’s actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: Johnson Controls’ and/or Tyco’s ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or interpretations, the loss of key senior management, anticipated tax treatment of the combined company, the value of the Tyco shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the 3

Forward Looking Statements/Required Disclosures Johnson Controls Cautionary Statement Regarding Forward-Looking Statements (cont.) risk that disruptions from the proposed transaction will harm Johnson Controls’ business, competitive responses to the proposed transaction and general economic and business conditions that affect the combined company following the transaction. A detailed discussion of risks related to Johnson Controls’ business is included in the section entitled “Risk Factors” in Johnson Controls’ Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 18, 2015 and Johnson Controls’ quarterly reports on Form 10-Q filed with the SEC after such date, which are available at www.sec.gov and www.johnsoncontrols.com under the “Investors” tab. Any forward-looking statements in this communication are only made as of the date of this communication, unless otherwise specified, and, except as required by law, Johnson Controls assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this communication. Tyco Cautionary Statement Regarding Forward-Looking Statements This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Tyco’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction. Many factors could cause actual results to differ materially from these forward-looking statements, including, in addition to factors previously disclosed in Tyco’s reports filed with the SEC, which are available at www.sec.gov and www.Tyco.com under the “Investor Relations” tab, and those identified elsewhere in this communication, risks relating to the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, 4 Required Disclosures Tyco Cautionary Statement Regarding Forward-Looking Statements (cont.) revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, the ability of Tyco and Johnson Controls to integrate their businesses successfully and to achieve anticipated synergies, changes in tax laws or interpretations, access to available financing, potential litigation relating to the proposed transaction, and the risk that disruptions from the proposed transaction will harm Tyco’s business. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Statement Required by the Irish Takeover Rules The directors of Johnson Controls accept responsibility for the information contained in this communication other than that relating to Tyco and the Tyco group of companies and the directors of Tyco and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Johnson Controls (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information. The directors of Tyco accept responsibility for the information contained in this communication relating to Tyco and the directors of Tyco and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Tyco (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information. Centerview Partners LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Centerview Partners LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement. 5

Required Disclosures Barclays Capital Inc. is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Barclays Capital Inc., its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement. Lazard Freres & Co. LLC, which is a registered broker dealer with the SEC, is acting for Tyco and no one else in connection with the proposed transaction and will not be responsible to anyone other than Tyco for providing the protections afforded to clients of Lazard Freres & Co. LLC, or for giving advice in connection with the proposed transaction or any matter referred to herein. NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication. 6 Mega Trends Inform Our Strategies And Investments Energy Buildings & Urban Environments _ Asia as global growth engine _ China demand in urban clusters and districts _ Increase in value of lifecycle cost Urbanization Convergence driving demand _ shift to smart building solutions _ Evolving business models Demographics Energy Storage & Distribution _ Asia as global growth engine _ Renewables driving significant growth in stationary _ Regulation driving technology Technology shift in automotive _ Evolving business models 7

Strategic Growth Platforms NA Branch Network Predictive Smart thermostat BMS Chiller plant analytics Battery diagnostic Battery diagnostic UX optimization Security & prognostics & prognostics software Firmware Water filtration Smart Building Cooling actuators & quality towers analytics Flow Pipes Wireless Smart Sensors Controls Inverters meters valves Renewable Fan Coils Data power Install China Complex loggers installation AGM Vehicle Flat Chillers (EU) pack PMS Mid- Lighting SEA (China, EU) market Telecom batteries Controls Vehicle Sensors Integration Insulation UPS BMS (APAC) Comfort Renewable batteries materials Complex Control power Remote Fire integration Monitor Control Controls DataCenter Vehicle Fans LT and ST detect. & 12V BMS circuit MARC Ducts Chillers Actuators Suppression UPS battery 48v VaV Sensors Fire & Air VRLA –Custom air Safety quality TTPL Blowers ADTi Security Forklift Racks and Remote Cells DMS PPA handlers Security—Modules VMS Grid monitoring Application (NA,China) AHUs Access Distributed Heat Pump Industrial Process Energy Solar Ultra-Unit vents VRF refrigeration Cold chain controls App. Multi-port inverters (Hitachi) capacitors equip inverters Rooftop Design Solar Discrete Metal Air Units HX Plant UPG racking Manuf. Power Large Integration PTAC Res controls Separators Flow Commercial Ducted VS LVDs Controls Solar Controls Batteries Compressor panels splits Financing LC&R MES (PPA) Retail Auto refrigeration WSHP (NA) Fixed speed Plant and DMS Transfer Ductless Historian Network Mini-splits Compressors security switch Switch Electrolytes gear Boilers (China, APAC) Remote Dynamic Pumps Monitoring UPS Cathode Air materials LV/VF Static Home purifiers Furnace security Drives UPS UPS Anode Window Motors Distribution materials Resi Solar units Gear panels & inverters Smart lights Component Remote A/V Diagnostics Monitoring controls Smart locks $450B+ Market By 2025 Source: Management estimates based upon IHS, BSRIA, and McKinsey analysis 8 Energy Johnson Controls Distributed Energy Storage Integration Rem Mo MARC and PPA App Desig Metal Air Flow Batteries Switch Electrolytes gear Remote Dynamic Monitoring UPS Cathode Static materials UPS UPS Anode Distribution materials $200B+ market by 2025 Gear Remote Monitoring Mega trends of urbanization, energy, and technology convergence shaping demand for alternative energy, energy storage and smart Source: Management estimates based upon IHS, BSRIA, and McKinsey analysis 9

Buildings NA Branch Network Johnson Controls York able ADTi Hitachi Tyco Process Distributed Energy Storage controls Discrete Manuf. Plant Large Integration PTAC LVDs controls MES Plant and Compressors Historian Network security Boilers (China, APAC) Pumps Air Furnace LV/VF Home purifiers security Window Motors Drives units Resi Solar panels & inverters A/V Smart lights Component controls Diagnostics Smart $250B+ market by 2020 locks Mega trends of demographics, urbanization, sustainability, and technology convergence shaping demand for smart buildings Source: Management estimates based upon IHS, BSRIA, and McKinsey analysis 10 Combination Creates Ability To Deliver Total Infrastructure Solutions With Further Advantage As Technology Converges Building Fire Detection & Alarm Automation Systems Systems Automated Fire HVAC Controls Suppression Systems Integrated Power Management Security & Access & Assurance Control Systems Command & Control Lighting Control Systems Systems 11

Across Key Vertical Markets With Expertise To Understand The Unique Challenges, Regulations And Compliance Issues For Each Education Retail Industrial Government Transportation Healthcare Commercial Energy 12 Creating A Global Industrial Leader Johnson Controls: ~$20B Tyco: ~$10B _ Building Controls, HVAC _ Fire & Security Integrated Solutions & Services Solutions & Services _ Energy Storage _ Fire, Security & Life Safety Products *Excludes automotive-seating business spin “Adient” 13

Investment Highlights _ World’s leading provider of Buildings and Energy Storage technologies, solutions and services with 2016 pro-forma revenue of ~$30B* _ Industry leading brands and technologies with deep innovation pipelines _ Significant scale advantage—global footprint and distinctive technical expertise across businesses _ Compelling value creation for shareholders through productivity initiatives, synergies and significant growth opportunities _ Committed to maintaining strong investment-grade credit metrics with increased financial flexibility Uniquely Positioned To Provide Most Comprehensive Portfolio Of Building And Energy Solutions *Excludes automotive-seating business spin “Adient” 14 Executing Against Our Day 1 Plan* .Integration Work Underway …Adient Spin On Track JCI & Tyco JCI/Tyco Adient’s Legal Announced Tyco S-4 Adient Day 1 as an Shareholder Day 1 Transaction initial filing Form 10 Filing Independent Meetings to Legal with SEC with SEC Company Vote on Merger Merger January April May July / August Oct 1st Oct 31st Leveraging “Best Of Both” To Be “Day 1” Ready *Reflects anticipated timeline 15

Combined Company Has A Stronger Financial Profile… _ Disciplined Capital Income ~$30B of Revenue Allocation Statement _ ~$4.5B of EBITDA (before synergies) Organic Growth 1 Investments Balance _ 2x – 2. 5x Net Debt / EBITDA Competitive 2 Sheet _ Dividend ~$10.5B of Net Debt* 3 Strategic M&A _ ~940M shares outstanding** Other _ ~17% tax rate 4 Share Repurchases _ Strong FCF Conversion …Which Provides Increased Financial Flexibility *Assumes a ~$3B cash dividend from Adient and $4.0B transaction debt **See appendix for reconciliation 16 Balanced Revenue Mix Provides Strong Base For Growth And Durability Through The Cycle Type Cycle After-market 14% Non-Product Cyclical / Mid-to-35% Recurring Service Later Cycle 41% 27% 50% Install Early 24% Cycle Proforma 9% End Market Geography Revenue Latin Resi. Commercial America HVAC/ EMEA HVAC 5% Indust’l 23% 23% Refrig Consumer/ 11% Auto China Aftermarket 6% 22% Asia Pac North (ex-China) Building Autom. & Fire & America 16% Control Security 50% 11% 33% *Excludes automotive-seating business spin “Adient” 17 NOTE: Pie chart %’s based on FY15 actuals, proforma to include Hitachi

Early Thoughts On Revenue Synergies 3 Longer Term Years 4+ _ Advanced technology Medium Term Years 2-4 integration—new technologies supportive of _ Field integration—IoT and value creating 1 Near Term Integrated capabilities applications Year 1 expand opportunities for integrated solutions and _ Immediate, tangible value-added services Nascent market but well-positioned benefits of cross- with technologies and expertise selling and strategic to lead account management Approach is becoming increasingly common in large, complex and enterprise market s Have the products and commercial capabilities in place today Enabled By JCI / TYC Direct Channels 18 Johnson Controls Has Proven Ability To Grow Through Portfolio Selling CONSTRUCTION EVENT BUILDING LIFECYCLE Plan & Build Operate & Maintain Retrofit & Replace Design There are different purchase influencers representing building owners’ interests during each phase: Customer: General Contractor Facility Director Security Director Building Owner Cross Sell Opportunity Energy management, Energy Technology packages, including Controls, Security, Fire, Storage + Operations & integrated Building Automation, HVAC maintenance, repair & retrofit Maintenance for critical Security & Fire systems building systems Healthcare Local Government Arena Examples: Provided low-voltage technology Leveraged existing customer relationships Provided low voltage technology package for hospital, including controls, to add Security service agreement to package, energy management and security, fire, nurse call, infant existing chiller service agreement for HVAC equipment for new NBA arena abduction, signage, network municipal government facilities 19

York Integration Experience Drives Confidence In Cross-Selling Opportunity 20 Combined Company Able To Leverage Connectivity & Drive Synergies For A “Smarter” Customer Offering 21

Creating ~$1 Of Earnings Per Share Over The Next 3 Years

Johnson Controls | tyco

Productivity Plus Deal Synergies
= $1B+ Opportunity

Johnson Controls Productivity ~$300M* + **Tyco Productivity ~$100M*** + **Deal Synergies ~$650M*** = **~$1B+**

Johnson Controls Productivity:
- Manufacturing/ Engineering
- Procurement
- Marketing & Sales
- Functional Excellence

Tyco Productivity:
- Procurement
- Branch Network
- Functional Excellence

Deal Synergies:
- Operational
- Tax

Significant Value Creation Within Our Control

Johnson Controls tyco
*Year 3 run rate synergies / productivity are estimates of future amounts
22

Elements Of Our Cost Synergy & Productivity Plans

	Consolidate	+	Enhance	+	Integrate
Savings Area	G&A		Procurement		Field
Savings $	~$400 Million *(45% of Total Net Savings)*		~$275 Million *(30% of Total Net Savings)*		~$225 Million *(25% of Total Net Savings)*

Generating ~$900 Million Net Operational Savings

Johnson Controls tyco
23

Consolidate: Leverage Combined Structure

~$2 Billion Cost Base

- HR
- Finance
- Legal
- IT
- Other G&A


~$400M
Net
Savings
Areas of Savings:
Public Company Costs
Functional Excellence
Duplicative Spend

24

Enhance: Savings Through Scale And Best Practices

FY16
Procurement Spend
~$12B


~25%
Direct
~45%
Indirect
~30%
Field
~$275
Million
Net
Savings

25

Integrate: Drive Savings In Manufacturing, Engineering And Business Unit Integration

Type of Costs

~$8 Billion Cost Base

- Manufacturing
- Engineering
- Commercial Operations
- Branch Overhead



What Drives Savings?

- Lean Six Sigma
- Branch Consolidation
- Duplicative Spend



~$225 Million Net Savings

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26

A Proven History Of Operational Execution…

Tyco Adjusted Segment Margin*


12.1%
13.0%
13.9%
14.4%
FY12 Normalized
FY13
FY14
FY15

- **230bps segment margin expansion over 3 year period**
  - ~20% segment income growth
- **Segment margin expansion primarily driven from restructuring and productivity benefits**
  - Procurement
  - Branch Network Optimization
  - Functional Transformation

JCI (WholeCo) Adjusted Segment Margin*


6.1%
6.4%
7.4%
8.6%
FY12
FY13
FY14
FY15

- **250bps of segment margin expansion over 3 year period**
  - ~44% adjusted segment income growth
  - Segment margin expansion aided by significant restructuring and operational efficiencies
  - Leading manufacturing capabilities
  - JCOS-driven improved processes
- **Proven ability to integrate over many significant M&A transactions**

…Driving Transformation And Building Strong Fundamentals

* Segment operating margin before special items is a non-GAAP measure. See appendix for reconciliation.

Johnson Controls tyco

27

Compelling Combination With Significant Value Creation Global leader in Building Automation, Controls, Fire, Security, HVAC Equipment and Energy Storage Systems Strong balance sheet with balanced capital allocation Diversified exposure across the business cycle with significant service and aftermarket revenue $1 billion+ in initiatives within our control creating ~$1 of earnings per share over the next 3 years Combined company well positioned to drive earnings growth 28 Appendix

JCI + Tyco Proforma Share Reconciliation (Approximation)

(in millions, except stock split ratio)		
Tyco diluted shares	430	
Reverse stock split	*x 0.955*	
Tyco post-stock split diluted shares	411	**A**
JCI diluted shares	653	
Less: expected share repurchase ($500M)	(13)	
Less: $3.9B cash to JCI shareholders	(111)	
Adjusted JCI diluted shares	529	**B**
Total combined company diluted shares	940	**A+B**

Johnson Controls tyco
30

Transaction Highlights

Name & Relative Ownership	• Johnson Controls and Tyco to combine under the existing Tyco entity and the combined company will be called Johnson Controls plc • Johnson Controls shareholders will own ~56% of the combined company shares (plus receive ~$3.9bn cash consideration in the merger) and Tyco will own ~44% of the combined company shares
Shareholder Consideration	• Tyco will effect a reverse stock split so that Tyco shareholders will receive a fixed exchange ratio of 0.9550 shares of the combined company for each of their existing Tyco shares • Johnson Controls shareholders receive 1 share of the combined company for each Johnson Controls share, or may elect to receive cash equal to $34.88 per share (volume weighted 5-day average share price as of signing) for some or all of their Johnson Controls shares - Subject to proration so that ~$3.9bn aggregate cash is paid to Johnson Controls shareholders in merger • Shares to remain NYSE listed and traded under the "JCI" ticker
Headquarters	• Global headquarters: Cork, Ireland • North America operations: Milwaukee, Wisconsin
Board of Directors	• 6 directors from Johnson Controls, 5 directors from Tyco • Includes Alex Molinaroli and George Oliver
Leadership	• Johnson Controls's Chairman and CEO will serve as Chairman and CEO of the combined company for 18 months and then become Executive Chairman for 12 months • Tyco's CEO will serve as President and Chief Operating Officer for 18 months and then become CEO for 12 months, and then succeed to Chairman and CEO
Closing	• Expected October 1, 2016, subject to customary closing conditions, including Johnson Controls and Tyco shareholder approvals and regulatory approvals • Planned Adient spin-off to occur post merger, expected October 31, 2016

Johnson Controls tyco
31

What Each Shareholder Receives

Today	Transaction	Pro Forma
1 Tyco share	*Effect reverse stock split*	0.9550 combined company share
1 Johnson Controls share	*Cash / stock election* *$3.9B aggregate cash consideration*	1 combined company share –or– $34.88 cash / share (subject to proration)

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32

Non-GAAP Reconciliation: Tyco Segment Operating Margin FY12 – FY15

	FY12		FY13		FY14		FY15	
	FY12 Revenue		FY13 Revenue		FY14 Revenue		FY15 Revenue	
Revenue (GAAP)	$9,875		$10,058		$10,332		$9,902	
	Segment Operating Income	Margin	Segment Operating Income	Margin	Segment Operating Income	Margin	Segment Operating Income	Margin
Segment Operating Income (GAAP)	$1,167	11.8%	$1,143	11.4%	$1,376	13.3%	$1,376	13.9%
Separation costs included in SG&A	5		49		51		2	
(Gains) / losses on divestitures, net included in SG&A	7		15		1		31	
Acquisition / integration costs	9		4		3		5	
Environmental remediation	17		100					
Legacy legal items	29						1	
Amortization of inventory step-up							4	
Amortization of acquired backlog							2	
Loss on sale of investment					7			
Total Before Special Items	$1,234	12.5%	$1,311	13.0%	$1,438	13.9%	$1,421	14.4%
Anticipated dis-synergies in NA IS&S segment	(35)							
Normalized	$1,199	12.1%						

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33

Non-GAAP Reconciliation: Johnson Controls Segment Operating Margin FY12 – FY15 FY12 FY13 FY14 FY15 FY12 FY13 FY14 FY15 Revenue Revenue Revenue Revenue Revenue (GAAP) $36,310 $37,145 $38,749 $37,179 Segment Segment Segment Segment Income Margin Income Margin Income Margin Income Margin Segment Income (GAAP) $2,227 6.1% $2,511 6.8% $2,721 7.0% $3,258 8.8% Transaction / Integration / Separation Costs — 39 91 (Gains) / losses on divestitures, included in SG&A (35) (60) 95 (145) Pension Settlement (69) 15 Restructuring & Impairment 33 —Segment Income (Non- GAAP) $2,225 6.1% $2,382 6.4% $2,870 7.4% $3,204 8.6% 34